UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Ampco-Pittsburgh Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	001-00898	25-1117717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

726 Bell Avenue, Suite 301, Carnegie, Pennsylvania		15106
(Address of principal executive office)		(Zip Code)

(412) 456-4400

Registrant’s telephone number, including area code

Masha Trainor

Vice President, General Counsel & Secretary

(412) 456-4470

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Item 1.01	Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Report on Form SD (this “Report”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1, 2015 to December 31, 2015. This rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which gold, columbite-tantalite (coltan), cassiterite, wolframite, tantulum, tin and/or tungsten (collectively, the “Conflict Minerals”) are necessary to the functionality or production of such products.

Ampco-Pittsburgh Corporation (including its consolidated subsidiaries as the context may require, the “Corporation” or the “Registrant”) has determined that tin and tungsten (together, the “Identified Minerals”) were necessary to the functionality or production of one or more products manufactured by the Corporation or contracted by the Corporation to be manufactured (the “Covered Products”) during the period covered by this Report. As such, the Corporation has conducted in good faith a reasonable country of origin inquiry (an “RCOI”) to determine whether any of the Identified Minerals in the Covered Products (1) originated in the Democratic Republic of the Congo or any adjoining country (i.e., Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda or Zambia) (the “Covered Countries”) or (2) are from recycled or scrap sources.

As discussed more fully below, based on the Corporation’s RCOI, the Corporation has concluded that (a) it does not have any reason to believe that any of the Identified Minerals used in connection with the Covered Products may have originated in a Covered Country or (b) it has reason to believe that the Identified Minerals used in connection with the Covered Products may be from recycled or scrap sources.

The Corporation and its Business Segments

The Corporation was incorporated in Pennsylvania in 1929 and manufactures and sells highly engineered, high performance specialty metal products and customized equipment utilized by industry throughout the world. The Corporation classifies its business in two segments: Forged and Cast Engineered Products and Air and Liquid Processing.

Forged and Cast Engineered Products Segment

Historically, and during the period covered by this Report, the Forged and Cast Engineered Products segment consisted of Union Electric Steel Corporation (“Union Electric Steel”) and Union Electric Steel UK Limited (“UES-UK”). Subsequent to year-end 2015, Union Electric Steel acquired Åkers AB, a leader in the production of forged and cast rolls, and certain of its affiliates.

Now doing business as Union Electric Åkers, the segment has operations in the United States, England, Sweden and Slovenia and an equity interest in three joint-venture companies in China. The companies comprising this segment produce ingot, forged products and cast products that service a wide variety of industries globally. The Forged and Cast Engineered Products segment specializes in the production of forged hardened steel rolls used mainly for cold rolling by producers of steel, aluminum and other metals and cast rolls for hot and cold strip mills, medium/heavy section mills and plate mills in a variety of iron and steel qualities. In addition, Union Electric Steel produces ingot and open die forged products which are used in the gas and oil industry and the aluminum and plastic extrusion industries.

Air and Liquid Processing Segment

The Air and Liquid Processing segment consists of Aerofin, Buffalo Air Handling and Buffalo Pumps, all divisions of Air & Liquid Systems Corporation, a wholly-owned subsidiary of the Corporation. This segment has operations in Virginia and New York, with headquarters in Carnegie, Pennsylvania, and distributes a significant portion of its products through a common independent group of sales offices located throughout the United States and Canada.

Aerofin produces custom-engineered finned tube heat exchange coils and related heat transfer products for a variety of industries including OEM/commercial, fossil fuel, nuclear power generation and industrial process.

Buffalo Air Handling produces large custom-designed air handling systems for institutional markets (e.g., hospitals and universities), pharmaceutical markets and general industrial building markets.

Buffalo Pumps manufactures centrifugal pumps for the fossil fuel power generation, marine defense and industrial refrigeration industries.

Reasonable Country of Origin Inquiry

In accordance with the Exchange Act and the rules and regulations thereunder, the Corporation performed an assessment of its product line to examine which of the products manufactured by it or contracted to be manufactured by it contained one or more Conflict Minerals that were necessary for the functionality or production of such identified products. The Corporation concluded that certain of its products contained one or more of the Identified Minerals of tin and tungsten. Consequently, the Corporation conducted in good faith an RCOI with respect to the Identified Minerals in such Covered Products. The purpose of the RCOI was to determine whether any of such Identified Minerals (1) originated in a Covered Country or (2) are from recycled or scrap sources.

After identifying the Covered Products, the Corporation then identified which supplier may have provided materials included in the Covered Products that potentially contained any of the Identified Minerals. The Corporation contacted each of these suppliers and informed them of its obligations with respect to conducting an RCOI and filing this Report pursuant to the Exchange Act. The Corporation also provided each of these suppliers with the most recent due diligence template developed by the Electronic Industry Citizenship Coalition (the “EICC”) and the Global e-Sustainability Initiative (the “GeSI”), commonly referred to as the Conflict Mineral Report Template (the “CMRT”).

The Corporation uses a network of suppliers from numerous countries across multiple continents. The materials sourced from the Corporation’s suppliers are not purchased directly from the smelters where they originated. As such, the Corporation relies on information provided by its suppliers who are, in many cases, themselves sometimes several tiers separated from the smelter at which the original minerals were smelted. The Corporation’s suppliers (many of whom are not subject to the reporting requirements of the Exchange Act) rely on their own suppliers to provide them with information regarding the materials that they source, or they may purchase the materials on the secondary market from recycled or scrap sources.

Once the information was received from suppliers, the Corporation compiled all of the CMRTs and analyzed them individually and compared the smelters and refiners identified in the CMRT supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the Conflict-Free Smelter Program of the EICC/GeSI Conflict-Free Sourcing Initiative (“CFSI”).

Results of the Corporation’s Good Faith RCOI and Due Diligence Process

Suppliers & Smelters

In connection with the Corporation’s use of tin and tungsten in Covered Products, a total of 19 suppliers were identified through the Corporation’s due diligence process:

•	3 suppliers of tungsten to UES-UK;

•	1 supplier of tin to Aerofin;

•	1 supplier of tungsten to Buffalo Air Handling; and

•	14 suppliers of tin to Buffalo Pumps.

Each of these suppliers reported to the Corporation that the supplied Identified Minerals were (1) not sourced from a Covered Country or (2) originated from recycled or scrap sources.

Despite the Corporation’s best efforts to follow up with certain suppliers, the Corporation did not receive complete and thorough responses from all of them. There are numerous reasons for the Corporation’s inability to receive complete responsiveness from its suppliers and to identify the full supply chain or originating smelter:

•	the Corporation is wholly dependent on information received from its direct suppliers to conduct its good faith RCOI process;

•	many suppliers are not subject to the reporting requirements of the Exchange Act;

•	the Corporation’s suppliers operate with varying levels of sophistication and contact with the parties necessary to provide accurate information regarding the smelter name and location for all of the Identified Minerals; and

•	it is difficult to require cooperation from suppliers who are, in some cases, multiple tiers away from the smelter of the Identified Minerals.

As a result, the Corporation has not been able to identify all of the smelters from which its suppliers sourced the Identified Minerals (other than those identified as from recycled or scrap sources). For the Identified Minerals for which the Corporation was able to identify information about the smelter through the relevant supplier, the name and location of that smelter is indicated in the tables below. Because this information is provided by the Corporation’s suppliers, the Corporation cannot be certain that these smelters were in fact in the Corporation’s supply chain.

The Corporation has noted that each of the smelters identified below, other than PT Bangka Putra Karya, is currently on the conflict-free smelters list published by the CFSI. The Corporation’s supplier of tin sourced from PT Bangka Putra Karya has indicated to the Corporation that it has engaged in due diligence with respect to that smelter and it is not aware of the inclusion of any Conflict Minerals in materials supplied to the Corporation that would require a finding other than DRC conflict free.

1.	The following smelters were responsible for the tungsten sourced by suppliers of UES-UK:

Smelter Name	Country Location of Smelter

ACL Metals Eireli	Brazil

Moliren Ltd	Russia

Vietnam Youngsun Tungsten Industry Co., Ltd.	Vietnam

2.	The following smelters were responsible for the tin sourced by suppliers of Aerofin:

Smelter Name	Country Location of Smelter

Cooperativa Metalurgica de Rondônia Ltda.	Brazil

EM Vinto	Bolivia

Malaysia Smelting Corporation (MSC)	Malaysia

Metallo-Chimique N.V.	Belgium

Mineração Taboca S.A.	Brazil

Minsur	Peru

PT Mitra Stania Prima	Indonesia

PT Timah (Persero) Tbk Kundur	Indonesia

PT Timah (Persero) Tbk Mentok	Indonesia

PT Tinindo Inter Nusa	Indonesia

Thaisarco	Thailand

Yunnan Tin Group (Holding) Company Limited	China

3.	The following smelters were responsible for the tungsten sourced by suppliers of Buffalo Air Handling:

Smelter Name	Country Location of Smelter

Chongyi Zhangyuan Tungsten Co., Ltd	China

Ganzhou Huaxing Tungsten Products Co., Ltd.	China

Ganzhou Non-Ferrous Metals Smelting Co., Ltd.	China

4.	The following smelters were responsible for the tin sourced by suppliers of Buffalo Pumps:

Smelter Name	Country Location of Smelter

Cooperativa Metalurgica de Rondônia Ltda.	Brazil

CV United Smelting	Indonesia

EM Vinto	Bolivia

Fenix Metals	Poland

Gejiu Non-Ferrous Metal Processing Co., Ltd.	China

Malaysia Smelting Corporation (MSC)	Malaysia

Metallo-Chimique N.V.	Belgium

Mineração Taboca S.A.	Brazil

Minsur	Peru

Operaciones Metalurgical S.A.	Bolivia

PT Bangka Prima Tin	Indonesia

PT Bangka Putra Karya	Indonesia

PT Bangka Tin Industry	Indonesia

PT Belitung Industri Sejahtera	Indonesia

PT Bukit Timah	Indonesia

PT DS Jaya Abadi	Indonesia

PT Eunindo Usaha Mandiri	Indonesia

PT Inti Stania Prima	Indonesia

PT Mitra Stania Prima	Indonesia

PT Prima Timah Utama	Indonesia

PT Refined Bangka Tin	Indonesia

PT Sariwiguna Binasentosa	Indonesia

PT Stanindo Inti Perkasa	Indonesia

PT Timah (Persero) Tbk Kundur	Indonesia

PT Timah (Persero) Tbk Mentok	Indonesia

PT Tinindo Inter Nusa	Indonesia

Soft Metais Ltda.	Brazil

Thaisarco	Thailand

White Solder Metalurgia e Mineração Ltda.	Brazil

Yunnan Tin Group (Holding) Company Limited	China

Conclusion

Based on the information obtained pursuant to the good faith RCOI and due diligence processes described above, the Corporation has concluded that:

•	it does not have any reason to believe that any of the Identified Minerals used in connection with the Covered Products may have originated in a Covered Country; or

•	it has reason to believe that the Identified Minerals used in connection with the Covered Products may be from recycled or scrap sources.

Further Risk Mitigation

The Corporation is committed to responsible sourcing and intends to further mitigate risk in the future that the Identified Minerals in the Corporation’s Covered Products originate from, or benefit any armed groups in, the Covered Countries. The Corporation will continue to survey its suppliers with the CMRT questionnaires and/or other appropriate due diligence procedures and follow-up with any supplier that warrants further investigation. The Corporation will continue to encourage its suppliers to obtain the smelter name and location for any entity that processes any Conflict Minerals, and the Corporation will continue to encourage its suppliers to implement reasonable sourcing practices utilizing only those supply chains that they are confident are “conflict free.”

Website Disclosure

This Report, including this Conflict Minerals Disclosure, is available at the Corporation’s website at www.ampcopittsburgh.com. The information on, or otherwise available through, the Corporation’s website is not part of this Report.

Forward-Looking Statements

This Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve various risks and uncertainties. All statements in this Report other than statements of historical fact are statements that are, or could be, deemed forward-looking statements within the meaning of such Act. Words such as “may,” “intend,” “will,” “believe” and “expect,” and other terms of similar meaning that indicate future events and trends are also generally intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Except as required by applicable law, the Corporation assumes no obligation, and disclaims any obligation, to update forward-looking statements whether as a result of new information, events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMPCO-PITTSBURGH CORPORATION

By:	/s/ Maria Trainor
Name:	Maria Trainor
Title:	Vice President, General Counsel & Secretary

Dated: May 27, 2016